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                                                     Filing under Rule 425 under
                                                      the Securities Act of 1933
                                   and deemed filed under Rules 14d-2 and 14a-12
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                       Subject Company: P&O Princess Cruises plc
                                             SEC File No. of Princess: 001-15136

INCORPORATION BY REFERENCE

On January 8, 2003, Carnival Corporation (the "Registrant") issued a press release with respect to the proposed implementation of a dual listed company structure with P&O Princess Cruises plc ("P&O Princess") and related offer to exchange up to 20% of P&O Princess' outstanding ordinary shares for shares of the common stock of the Registrant.

The Registrant hereby incorporates into this filing under Rule 425 under the Securities Act of 1933 (and deemed filed under Rules 14d-2 and 14a-12 of the Securities Exchange Act of 1934) its Current Report on Form 8-K dated January 8, 2003, including the following exhibits thereto:

Exhibit   Exhibit Description
-------   -------------------

99.1      Press Release of the Registrant dated January 8, 2002.

99.2 Offer and Implementation Agreement, dated January 8, 2003, between the Registrant and P&O Princess.

99.3 Form of Equalization and Governance Agreement between the Registrant and P&O Princess.

99.4      Form of SVE Special Voting Deed.

99.5 Form of Third Amended and Restated Articles of Incorporation of the Registrant.

99.6      Form of Amended and Restated By-laws of the Registrant.

99.7      Form of Amended Memorandum of Association of P&O Princess.

99.8      Form of Amended Articles of Association of P&O Princess.

99.9 Form of Carnival Deed of Guarantee between the Registrant and P&O Princess in favor of creditors.

99.10 Form of P&O Princess Deed of Guarantee between the Registrant and P&O Princess in favor of creditors.

99.11 Form of Carnival Deed by the Registrant in favor of P&O Princess shareholders.

99.12     Directors of the Registrant and P&O Princess.